FILED BY FINDWHAT.COM
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                                     COMMISSION FILE NO: 0-30428
                                           SUBJECT COMPANY: ESPOTTING MEDIA INC.

--------------------------------------------------------------------------------
Espotting                                                           News Release
Espotting Contact
Chrys Philalithes
+ 44 (0)20 9539 0508
chrys@espotting.com

             ESPOTTING AND FINDWHAT.COM STOCKHOLDERS APPROVE MERGER


LONDON, 7TH JUNE, 2004 - ESPOTTING MEDIA, Europe's leading paid listings provider, today announced that the stockholders of both Espotting and FindWhat.com (NASDAQ: FWHT), approved the merger between the two companies in their respective shareholders meetings last week. The merger is scheduled to close on July 1, 2004.

'Espotting has continuously achieved many milestones, and the approval of the merger marks yet another one' stated Daniel Ishag, founder & chief executive officer. '4 years ago, paid listings was an advertising medium that did not exist in Europe. Espotting launched the model and today can deliver 1.4 billion queries to over 22,700 advertisers each month, across 8 languages and 5 currencies. As the European experts in paid listings, Espotting will combine its knowledge with that of FindWhat.com's, to create the largest independent player in our sector.'

Craig Pisaris-Henderson, chairman and chief executive officer, FindWhat.com added: `With our combined resources, talent and experience spanning North America and Europe, along with the opportunities gleaned from recent acquisitions and strategic partnerships, and our intention to consider and pursue additional strategic transactions, the combined company is poised to take a leading role in the new global business economy.'

www.espotting.com
-----------------

ABOUT ESPOTTING
Espotting is Europe's leading paid-for listings providers. Espotting operates an online marketplace where advertisers bid against each other for prominence within paid-for listings that Espotting delivers. The higher an advertiser bids, the higher that advertiser is listed. What's more, an advertiser only pays for the traffic it receives - it's pay-per-click advertising that's 100% cost-effective and accountable. Espotting currently has over 22,700 active advertisers including British Airways, Norwich Union Direct, eBay and Lastminute.com.

Espotting is a network, not a destination site or a portal. Espotting supplies its listings to hundreds of sites across the web. Through its network Espotting powers over 1.4 billion queries each month across Europe.


NO OFFER OR INDUCEMENT

This press release is intended to provide information only. It is not intended as an offer or inducement to shareholders of Espotting Media Inc. or FindWhat.com or to any other person to enter into any investment activity in connection with the proposed transaction, Espotting Media Inc. or FindWhat.com. Any person affected by the transaction who requires any advice should contact an independent financial adviser authorised by the Financial Services Authority.

MERGER NOTES


The completion of the acquisition is conditioned upon registration of the shares to be issued to Espotting stockholders on a Registration Statement on Form S-4 with the United States Securities Exchange Commission, foreign regulatory filings, and other customary closing conditions. As a result, the merger may not be consummated. The proposed merger provides that Espotting will be merged with and into a wholly-owned subsidiary of FindWhat.com with Espotting surviving the merger.


Relevant documents concerning the merger have been filed with the United States Securities and Exchange Commission, including an amended Registration Statement on Form S-4 on April 22, 2004, containing a joint proxy statement/prospectus. Investors are urged to read these documents because they will contain important information. Investors will be able to obtain the joint proxy statement/prospectus and any other documents that may be filed with the Commission free of charge at the Commission's web site (http://www.sec.gov).

ABOUT FINDWHAT.COM(R)

FindWhat.com creates and offers proprietary performance-based marketing and commerce enabling services that help businesses of all sizes throughout the business cycle: finding, getting and keeping customers. Its marketing division creates online marketplaces where buyers are introduced to sellers at exactly the right moment, when they are searching for products and services on the Internet; this introduction is based on a bid-for-position, pay-per-click, keyword-targeted advertising service. FindWhat.com offers this service directly to advertisers through the FindWhat.com Network(TM), and offers a private label version of this service to large companies and portals worldwide, including Lycos and Mitsui & Co., Ltd. FindWhat.com also operates a merchant services division which includes Miva(R), a leading online platform of software and services for small to medium-sized enterprises (SMEs). With its easy-to-use, highly customizable and integrated browser-based point and click business creation software and a vast partner network, Miva is focused on helping to create and enhance online business and marketing services for SMEs. Additionally, Comet Systems, a division of FindWhat.com, is a leading provider of connected desktop consumer software. More information on FindWhat.com is available on the Company's website at http://www.FindWhat.com.

DISCLAIMER

This document is intended to provide information only. It is not intended to be an invitation or inducement to any person to enter into any investment activity in connection with the proposed transaction, Espotting Media Inc., or FindWhat.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

FindWhat.com has filed relevant documents concerning its proposed merger with Espotting with the Securities and Exchange Commission, including an amended Registration Statement on Form S-4 on April 22, 2004, containing a joint proxy statement/prospectus. FindWhat.com urges investors to read these documents because they will contain important information. Investors are able to obtain the joint proxy statement/prospectus and any other documents that may be filed by FindWhat.com with the Commission free of charge at the Commission's web site (http://www.sec.gov) or by directing a request after such a filing has been made to FindWhat.com, 5220 Summerlin Commons Blvd., Suite 500, Fort Myers, FL 33907,
Tel: (239) 561-7245, Attn: Brenda Agius. FindWhat.com and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about FindWhat.com directors and executive officers and their ownership of FindWhat.com voting securities is set forth in the company's joint proxy statement/prospectus for the annual meeting of stockholders to be held on June 4, 2004, filed with the Commission on April 22, 2004. Additional information about the interests of those participants may be obtained from reading the definitive joint proxy statement/prospectus regarding the proposed transaction with Espotting.

FORWARD LOOKING STATEMENTS

This document contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words or expressions such as "plan," "intend," "believe" or "expect," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. Key risks are described in FindWhat.com's reports filed with the U.S. Securities and Exchange Commission, including the Amendment No. 1 to the Form S-4 filed on April 22, 2004. Such risks and uncertainties include, among others, the possibility that the merger will not be completed for any reason. The forward-looking statements herein include, without limitation, statements regarding the following: the merger transaction, the treatment of options and the timing of the closing of the transaction.